HARPER & ASSOCIATES, INC.

6815 MANHATTAN BLVD., STE 201

FORT WORTH, TX 76120

817-457-9555

F 817-457-9569

March 18, 2014

To Whom It May Concern,

As an independent engineering consultant, I hereby consent to the use of my report entitled "SEC Reserve Evaluation" located in Ward County, Texas as of December 31, 2013" dated March 18, 2014 and data extracted there from (and all references to my Firm) included in or made a part of this Form 10-K Annual Report to be filed on or about March 18, 2014.

Name: G. Michael Harper
Title: P.E., Consulting Engineer License Number 34481.

Signed: March 18, 2014
Fort Worth, Texas

G. Michael Harper
President